                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934


                                  Shopping.com
                                ----------------
                                (Name of Issuer)



                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   82509Q106
                     -------------------------------------
                     (CUSIP Number of Class of Securities)



                              Asher M. Leids, Esq.
                         Donahue, Mesereau & Leids LLP
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California 90067
                                 (310) 277-1441
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 5, 1997
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13D-1(b)(3) or (4), check the following                                      [ ]

Check the following box if a fee is being paid with this Statement:          [ ]

CUSIP No. 82509Q106


 (1)    NAME OF REPORTING PERSON: Edward F. Harris
        S.S. OR I.R.S.
        IDENTIFICATION NOS. OF ABOVE PERSON:

 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [ ]
                                                                         (b) [X]

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS*    PF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)                                                                 [ ]

 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                                    : (7)   SOLE VOTING POWER
                                    :              326,431
 NUMBER OF                          :
 SHARES                             : (8)   SHARED VOTING POWER
 BENEFICIALLY                       :                -0-
 OWNED BY                           :
 EACH                               : (9)   SOLE DISPOSITIVE POWER
 REPORTING                          :              326,431
 PERSON WITH                        :
                                    :(10)   SHARED DISPOSITIVE POWER
                                    :                -0-

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                     326,431

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES*
                                                                             [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      8.2%

(14)    TYPE OF REPORTING PERSON*
                                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    2 of 20

CUSIP No. 82509Q106


 (1) NAME OF REPORTING PERSON: The Harris Assets Revocable Trust

        S.S. OR I.R.S.
        IDENTIFICATION NOS. OF ABOVE PERSON:

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [ ]
                                                                         (b) [X]

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS*   PF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)                                                                 [ ]

 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Colorado

                                    : (7)   SOLE VOTING POWER
                                    :              16,795
 NUMBER OF                          :
 SHARES                             : (8)   SHARED VOTING POWER
 BENEFICIALLY                       :                -0-
 OWNED BY                           :
 EACH                               : (9)   SOLE DISPOSITIVE POWER
 REPORTING                          :              16,795
 PERSON WITH                        :
                                    :(10)   SHARED DISPOSITIVE POWER
                                    :                -0-

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                     16,795

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES*
                                                                             [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      0.4%

(14) TYPE OF REPORTING PERSON* 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    3 of 20

CUSIP No. 82509Q106


 (1) NAME OF REPORTING PERSON:                 Ed Harris Rollover IRA, Edward F.
                                               Harris
        S.S. OR I.R.S.
        IDENTIFICATION NOS. OF ABOVE PERSON:

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [ ]
                                                                         (b) [X]

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS*
                                       PF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)                                                                 [ ]

 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Nevada

                                    : (7)   SOLE VOTING POWER
                                    :              59,823
 NUMBER OF                          :
 SHARES                             : (8)   SHARED VOTING POWER
 BENEFICIALLY                       :                -0-
 OWNED BY                           :
 EACH                               : (9)   SOLE DISPOSITIVE POWER
 REPORTING                          :              59,823
 PERSON WITH                        :
                                    :(10)   SHARED DISPOSITIVE POWER
                                    :                -0-

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                     59,823

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES*
                                                                             [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      1.5%

(14) TYPE OF REPORTING PERSON* 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    4 of 20

CUSIP No. 82509Q106


 (1) NAME OF REPORTING PERSON: Harris Family Trust

        S.S. OR I.R.S.
        IDENTIFICATION NOS. OF ABOVE PERSON:

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [ ]
                                                                         (b) [X]

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS*    PF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)                                                                 [ ]

 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Nevada

                                    : (7)   SOLE VOTING POWER
                                    :              220,000
 NUMBER OF                          :
 SHARES                             : (8)   SHARED VOTING POWER
 BENEFICIALLY                       :                -0-
 OWNED BY                           :
 EACH                               : (9)   SOLE DISPOSITIVE POWER
 REPORTING                          :              220,000
 PERSON WITH                        :
                                    :(10)   SHARED DISPOSITIVE POWER
                                    :                -0-

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                     220,000

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES*
                                                                             [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      5.5%

(14) TYPE OF REPORTING PERSON* 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    5 of 20

CUSIP No. 82509Q106

 (1) NAME OF REPORTING PERSON: The Harris Family Charitable
                               Remainder UniTrust
        S.S. OR I.R.S.
        IDENTIFICATION NOS. OF ABOVE PERSON:

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [ ]
                                                                         (b) [X]

 (3)    SEC USE ONLY

 (4)    SOURCE OF FUNDS*     PF

 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)                                                                 [ ]

 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Colorado

                                    : (7)   SOLE VOTING POWER
                                    :              29,813
 NUMBER OF                          :
 SHARES                             : (8)   SHARED VOTING POWER
 BENEFICIALLY                       :                -0-
 OWNED BY                           :
 EACH                               : (9)   SOLE DISPOSITIVE POWER
 REPORTING                          :              29,813
 PERSON WITH                        :
                                    :(10)   SHARED DISPOSITIVE POWER
                                    :                -0-

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                     29,813

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES*
                                                                             [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      0.7%

(14) TYPE OF REPORTING PERSON* 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    6 of 20

      This statement on Schedule 13D (the "Schedule 13D"), relates to the Common Stock, no par value per share (the "Common Stock" or the "Shares"), issued by Shopping.Com, a California corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this
Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to shares of the common stock, no par value per share (the "Shares"), of the Company. The principal executive offices of the Company are located at 2101 East Coast Highway, Garden Level, Corona Del Mar, California 92625.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Schedule 13D is being filed by The Harris Assets Revocable Trust, the Ed Harris Rollover IRA, the Harris Family Trust and The Harris Family Charitable Remainder UniTrust (collectively, the "Trusts") and Edward F. Harris (collectively, the Trusts and Edward Harris may hereinafter be referred to as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

      (b) The business address of each of the Reporting Persons is P.O. Box 593, Glenbrook, Nevada 89413.

      (c)   The principal occupation of Edward Harris is private investor.

            The Haris Assets Revocable Trust is a revocable trust created under the laws of Colorado on October 14, 1994. The Harris Assets Revocable Trust makes investments with funds obtained from the corpus of the trust.

            The Ed Harris Rollover IRA is an individual retirement account created under the laws of California in May 1996. The Ed Harris Rollover IRA makes investments with funds obtained from the corpus of the trust.

            The Harris Family Trust is a revocable trust


                                    7 of 20
created under the laws of Nevada on June 19, 1991. The Harris Family trust makes investments with funds obtained from the corpus of the trust.

            The Harris Family Charitable Remainder Unitrust is a charitable trust created under the laws of Colorado on October 19, 1993. The Harris Family Charitable Remainder Unitrust makes investments with funds obtained from the corpus of the trust.

            Edward F. Harris is the sole trustee of the Ed Harris Rolloever IRA and The Harris Assets Revocable Trust. Edward Harris is a co-trustee with Sandra
E. Harris, his wife, of The Harris Family Charitable Remainder Unitrust and the Harris Family Trust.

      (d) During the past five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of the Reporting Persons has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

      (f) Edward F. Harris is a United States citizen. The Harris Assets Revocable Trust and The Harris Family Charitable Remainder UniTrust were established under the laws of the State of Colorado. The Harris Family Trust and the Ed Harris Rollover IRA were established under the laws of the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds required by The Harris Assets Revocable Trust to acquire the 18,495 Shares purchased by it on December 5, 1997 was $166,455 inclusive of brokerage commissions (which were $0 in total). All funds used to purchase such Shares were obtained from trust funds.

      The aggregate amount of funds required by the Ed Harris Rollover IRA to acquire the 59,823 Shares purchased by it on December 5, 1997 was $538,407 inclusive of brokerage commission (which were $0 in total). All funds used to purchase such Shares were obtained from trust funds.


                                    8 of 20

      The aggregate amount of funds required by the Harris Family Trust to acquire the 245,000 Shares purchased by it on December 5, 1997 was $2,205,000 inclusive of brokerage commissions (which were $0 in total). All funds used to purchase such Shares were obtained from trust funds.

      The aggregate amount of funds required by The Harris Family Charitable Remainder UniTrust to acquire the 29,813 Shares purchased by it on December 5, 1997 was $268,317 inclusive of brokerage commissions (which were $0 in total). All funds used to purchase such Shares were obtained from trust funds.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Persons purchased the Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

      Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Edward F. Harris is the sole trustee of each of the Ed Harris Rollover IRA and The Harris Assets Revocable Trust and is co-trustee with Sandra
E. Harris, his wife, of each of The Harris Family Charitable Remainder UniTrust and the Harris Family Trust and consequently may be deemed to beneficially own the 326,431 Shares held directly by each of the Trusts, representing approximately 8.2% of the Shares outstanding.

            The Harris Assets Revocable Trust is the beneficial owner of 16,795 Shares representing approximately 0.4% of the Shares outstanding.

            The Ed Harris Rollover IRA is the beneficial owner of 59,823 Shares representing approximately 1.5% of the Shares outstanding.

            The Harris Family Trust is the beneficial owner of 220,000 Shares representing approximately 5.5% of the Shares outstanding.

            The Harris Family Charitable Remainder UniTrust is


                                    9 of 20
the beneficial owner of 29,813 Shares representing approximately 0.7% of the Shares outstanding.

            The Reporting Persons, in the aggregate, beneficially own 326,431 Shares, representing approximately 8.2% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended October 31, 1997 so that the Reporting Person's information is that the total Shares issued and outstanding as of January 9, 1998 was 4,002,000 Shares.

      (b) Edward F. Harris has sole voting and dispositive power with respect to the 326,431 Shares directly owned by the Trusts.

            The Harris Assets Revocable Trust has direct ownership of the 16,795 Shares owned by it. The Ed Harris Rollover IRA has direct ownership of the 59,823 Shares owned by it. The Harris Family Trust has direct ownership of the 220,000 Shares owned by it. The Harris Family Charitable Remainder UniTrust has direct ownership of the 29,813 Shares owned by it.

      (c) Except as set forth on Exhibit 2, no transactions in Shares were effected since December 5, 1997 by the Reporting Persons.

      (d)   Not Applicable.

      (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.


                                    10 of 20

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d- 1(f)(1)(iii).

      Exhibit 2 Transactions of Reporting Persons since December 5, 1997.


                                    11 of 20

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                        EDWARD F. HARRIS





                                        /s/ Edward F. Harris
                                        ----------------------------------------
                                        EDWARD F. HARRIS


                                    12 of 20

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998


                                        THE HARRIS ASSETS REVOCABLE TRUST




                                        By: /s/ Edward F. Harris
                                            ------------------------------------
                                            Name : Edward F. Harris
                                            Title: Trustee


                                    13 of 20

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998


                                        ED HARRIS ROLLOVER IRA




                                        By: /s/ Edward F. Harris
                                            ------------------------------------
                                            Name : Edward F. Harris
                                            Title: Trustee


                                    14 of 20

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998


                                        HARRIS FAMILY TRUST




                                        By: /s/ Edward F. Harris
                                            ------------------------------------
                                            Name : Edward F. Harris
                                            Title: Trustee


                                    15 of 20

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998


                                        THE HARRIS FAMILY CHARITABLE
                                        REMAINDER UNITRUST



                                        By: /s/ Edward F. Harris
                                            ------------------------------------
                                            Name : Edward F. Harris
                                            Title: Trustee


                                    16 of 20

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

            Agreement among Edward F. Harris, The Harris Assets Revocable Trust, the Ed Harris Rollover IRA, the Harris Family Trust and The Harris Family Charitable Remainder UniTrust, whereby in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Shopping.Com and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by section 13D-1(f)(2)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

            In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 3rd day of March, 1998.

                             /s/ Edward F. Harris
                             ------------------------------------
                             EDWARD F. HARRIS


                             THE HARRIS ASSETS REVOCABLE TRUST



                             /s/ Edward F. Harris
                             ------------------------------------
                             Name : Edward F. Harris
                             Title: Trustee



                             ED HARRIS ROLLOVER IRA



                             /s/ Edward F. Harris
                             ------------------------------------
                             Name : Edward F. Harris
                             Title: Trustee


                                    17 of 20

                             HARRIS FAMILY TRUST



                             /s/ Edward F. Harris
                             ------------------------------------
                             Name : Edward F. Harris
                             Title: Trustee




                             THE HARRIS FAMILY CHARITABLE REMAINDER
                             UNITRUST




                             /s/ Edward F. Harris
                             ------------------------------------
                             Name : Edward F. Harris
                             Title: Trustee


                                    18 of 20

                                                                       EXHIBIT 2


            The following table sets forth information with respect to each transaction in the Shares by the Reporting Persons since December 5, 1997. All transactions were effected in the open market on the over-the-counter bulletin board through a broker and reflects the trade date of each such transaction.

                            Transactions in Shares by
                        The Harris Assets Revocable Trust

                         Number of Shares
Date                     Purchased/(Sold)         Price Per Share
----                     ----------------         ---------------
12/5/97                       18,495                   $ 9.000
1/5/98                        (1,000)                  $11.250
1/12/98                       (  700)                  $12.750



                          Transactions in Shares by the
                             Ed Harris Rollover IRA

                         Number of Shares
Date                     Purchased/(Sold)         Price Per Share
----                     ----------------         ---------------

12/5/97                      59,823                   $ 9.000


                          Transactions in Shares by the
                               Harris Family Trust

                         Number of Shares
Date                     Purchased/(Sold)         Price Per Share
----                     ----------------         ---------------

12/5/97                      245,000                  $ 9.000
1/21/98                      (25,000)                 $14.625


                                    19 of 20

                          Transactions in Shares by The
                   Harris Family Charitable Remainder UniTrust


                         Number of Shares
Date                     Purchased/(Sold)         Price Per Share
----                     ----------------         ---------------

12/9/97                       29,813                  $ 9.000


                                    20 of 20